

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

October 16, 2009

By U.S. Mail and facsimile to 86-1058907524

Mr. Liang Yuan
Chief Executive Officer
Origin Agritech Limited
No. 21 Sheng Ming Yuan Road
Changping District
Beijing 102206
China

> **Re:** **Origin Agritech Limited**
> **Form 20-F for Fiscal Year Ended September 30, 2008**
> **Filed April 3, 2009**
> **File No. 000-51576**

Dear Mr. Yuan:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief